Exhibit 99.1

News Release

PartnerRe Reaffirms its Commitment to the Merger with AXIS Capital

PartnerRe Announces Enhanced Merger Terms; PartnerRe Shareholders to Receive a Special Dividend of $11.50 Per Common Share In Connection With Closing

Rejects EXOR Proposal and Terminates Discussions

PEMBROKE, Bermuda - May 4, 2015 -- PartnerRe Ltd. (NYSE:PRE) today announced that its Board of Directors has rejected the unsolicited proposal by EXOR S.p.A. to acquire PartnerRe at a price of $130 per share. The Company further reaffirmed its commitment to the planned merger with AXIS Capital Holdings Limited (“AXIS Capital”) (NYSE:AXS) and announced enhanced merger terms that allow PartnerRe to pay a one-time special dividend of $11.50 per common share to PartnerRe common shareholders prior to the closing of the amalgamation agreement between PartnerRe and AXIS Capital.

The PartnerRe Board held extensive discussions with EXOR, who announced their unsolicited all cash proposal on April 14, 2015. The discussions with EXOR were facilitated by way of a waiver secured by PartnerRe from AXIS Capital following receipt of the EXOR proposal, allowing PartnerRe to engage with EXOR to properly and thoroughly evaluate the many aspects of its proposal.

The PartnerRe Board noted that throughout the course of negotiations, EXOR maintained its $130 per share proposal, and indicated that due diligence on PartnerRe would be “confirmatory” only and that there would be no price improvement. Despite numerous attempts by the PartnerRe Board to negotiate on price, EXOR stated that $130 per share was its best and only offer.

The PartnerRe Board concluded from these negotiations and analysis that the EXOR proposal does not properly or adequately value PartnerRe, as it does not fully recognize the strength of its balance sheet and the value of its franchise Further, the PartnerRe Board determined that superior value is created through the enhanced merger terms with AXIS Capital, and the substantial long-term value potential of the combination with AXIS Capital.

The PartnerRe Board, in consultation with its outside legal and financial advisors, therefore unanimously rejected the EXOR proposal and terminated all discussions and negotiations with EXOR with respect to its proposal.

PartnerRe Chairman Jean-Paul Montupet stated, “Over the course of the past three weeks, the Board, as well as our advisors, engaged extensively with EXOR and conducted a very careful and thorough evaluation of the many aspects of their proposal, including price. Throughout these discussions, EXOR made it abundantly clear that it was not willing to adjust its price. The Board concluded that EXOR’s proposal significantly undervalued PartnerRe and that there was no

News Release

prospect of the offer leading to a superior proposal. Consequently, we determined that further discussion would not be productive and we have rejected their proposal.”

Following additional discussion with AXIS Capital, the Company said that enhanced merger terms were agreed by both PartnerRe and AXIS Capital. Both companies reaffirmed their commitment to the merger of PartnerRe and AXIS Capital and the substantial opportunities that will be created by this combination, including synergies of at least $200 million.

Mr. Montupet added, “On behalf of the entire PartnerRe Board, I am very pleased with the new terms agreed with AXIS Capital as they appropriately recognize for our shareholders the significant value of our Company. We continue to be very excited by the prospects of our amalgamation with AXIS Capital, which we firmly believe will create value well in excess of the proposal made by EXOR, and will give shareholders the opportunity to be a part of a world-class specialty insurance and reinsurance franchise and to share in the value such a combination will generate well into the future.”

The Company announced AXIS Capital and PartnerRe agreed that once declared, the special dividend will be paid upon the successful completion of the amalgamation to PartnerRe shareholders of record immediately prior to the amalgamation.

The PartnerRe Board unanimously, after consultation with its outside legal counsel and financial advisors, approved the amendment giving effect to the enhanced merger terms with AXIS Capital and determined that the terms of the amalgamation agreement, as amended, are advisable and fair to, and in the best interests of PartnerRe and further recommended that the shareholders of PartnerRe vote to adopt the amended amalgamation agreement and the statutory amalgamation agreement and the transactions contemplated thereby.

The Company will hold a dial-in conference call and webcast, followed by a question and answer session, for investors at 11 a.m. Eastern TODAY. Investors and analysts are encouraged to call in 15 minutes prior to the commencement of the call. The conference call can be accessed as follows:

WHEN:	Dial-In Conference Call:
Monday, May 4, 2015 at 11:00 a.m. Eastern

DIAL-IN NUMBER:	(888)-259-8544 or, from outside the U.S., by dialing (913)-312-1480
Passcode: 2023192

WEBCAST:	www.partnerre.com. Click on: Investor Relations.

REPLAY:	(888)-203-1112 or from outside the U.S., (719)-457-0820
Replay Passcode: 2023192

Credit Suisse is acting as financial advisor and Davis Polk & Wardwell LLP and Appleby Global Services Limited are acting as legal counsel to PartnerRe.

News Release

PartnerRe Ltd. is a leading global reinsurer, providing multi-line reinsurance to insurance companies. The Company, through its wholly owned subsidiaries, also offers capital markets products that include weather and credit protection to financial, industrial and service companies. Risks reinsured include property, casualty, motor, agriculture, aviation/space, catastrophe, credit/surety, engineering, energy, marine, specialty property, specialty casualty, multi-line and other lines in its Non-life operations, mortality, longevity and accident and health in its Life and Health operations, and alternative risk products. For the year ended December 31, 2014, total revenues were $6.5 billion. At March 31, 2015, total assets were $22.5 billion, total capital was $8.0 billion and total shareholders’ equity attributable to

PartnerRe was $7.2 billion.

PartnerRe on the Internet: www.partnerre.com

PartnerRe Ltd. Contacts:

Investor Contact: Robin Sidders
robin.sidders@partnerre.com
(441)-294-5216

Media Contact: Celia Powell
celia.powell@partnerre.com
(441)-294-5210

Or

Sard Verbinnen & Co
Drew Brown/Robin Weinberg
(212)-687-8080

Important Information For Investors And Shareholders

     This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between PartnerRe Ltd. (“PartnerRe”) and AXIS Capital Holdings Limited (“AXIS”). In connection with this proposed business combination, PartnerRe and/or AXIS may file one or more proxy statements, registration statements, proxy statement/prospectus or other documents with the Securities and Exchange Commission (the “SEC”). This communication is not a substitute for any proxy statement, registration statement, proxy

News Release

statement/prospectus or other document PartnerRe and/or AXIS may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF PARTNERRE AND AXIS ARE URGED TO READ THE PROXY STATEMENT(S), REGISTRATION STATEMENT(S), PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Any definitive proxy statement(s) (if and when available) will be mailed to stockholders of PartnerRe and/or AXIS, as applicable. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by PartnerRe and/or AXIS through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by PartnerRe will be available free of charge on PartnerRe’s internet website at http://www.partnerre.com or by contacting PartnerRe’s Investor Relations Director by email at robin.sidders@partnerre.com or by phone at 1-441-294-5216. Copies of the documents filed with the SEC by AXIS will be available free of charge on AXIS’ internet website at http://www.axiscapital.com or by contacting AXIS’ Investor Relations Contact by email at linda.ventresca@axiscapital.com or by phone at 1-441-405-2727.

Participants in Solicitation

     PartnerRe, AXIS, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of PartnerRe is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 26, 2015, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 1, 2014, its Quarterly Report on Form 10-Q for the quarter ended September 30, 2014 which was filed with the SEC on October 31, 2014 and its Current Reports on Form 8-K, which were filed with the SEC on January 29, 2015, May 16, 2014 and March 27, 2014. Information about the directors and executive officers of AXIS is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 23, 2015, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 28, 2014, its Quarterly Report on Form 10-Q for the quarter ended September 30, 2014 which was filed with the SEC on October 31, 2014 and its Current Report on Form 8-K, which was filed with the SEC on March 11, 2015, January 29, 2015, August 7, 2014, June 26, 2014, March 27, 2014 and February 26, 2014.

     These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Forward Looking Statements

Certain statements in this communication regarding the proposed transaction between PartnerRe and AXIS are

“forward-looking” statements. The words “anticipate,” “believe,” “ensure,” “expect,” “if,” “intend,” “estimate,” “probable,” “project,” “forecasts,” “predict,” “outlook,” “aim,” “will,” “could,” “should,” “would,” “potential,” “may,” “might,” “anticipate,” “likely” “plan,” “positioned,” “strategy,” and similar expressions, and the negative thereof, are intended to identify forward-looking statements. These forward-looking statements, which are subject to risks, uncertainties and assumptions about PartnerRe and AXIS, may include projections of their respective future financial performance, their respective anticipated growth strategies and anticipated trends in their respective businesses. These statements are only predictions based on current expectations and projections about future events. There are important factors that could cause actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including the risk factors set forth in PartnerRe’s and AXIS’ most recent reports on Form 10-K, Form 10-Q and other documents on file with the SEC and the factors given below:

News Release

•	failure to obtain the approval of shareholders of PartnerRe or AXIS in connection with the proposed transaction;

•	the failure to consummate or delay in consummating the proposed transaction for other reasons;

•	the timing to consummate the proposed transaction;

•	the risk that a condition to closing of the proposed transaction may not be satisfied;

•	the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained, or is obtained subject to conditions that are not anticipated;

•	AXIS’ or PartnerRe’s ability to achieve the synergies and value creation contemplated by the proposed transaction;

•	The ability of either PartnerRe or AXIS to effectively integrate their businesses; and

•	the diversion of management time on transaction-related issues.

     PartnerRe’s forward-looking statements are based on assumptions that PartnerRe believes to be reasonable but that may not prove to be accurate. AXIS’ forward-looking statements are based on assumptions that AXIS believes to be reasonable but that may not prove to be accurate. Neither PartnerRe nor AXIS can guarantee future results, level of activity, performance or achievements. Moreover, neither PartnerRe nor AXIS assumes responsibility for the accuracy and completeness of any of these forward-looking statements. PartnerRe and AXIS assume no obligation to update or revise any forward-looking statements as a result of new information, future events or otherwise, except as may be required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

•	the risk that a condition to closing of the proposed transaction may not be satisfied;

•	the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained, or is obtained subject to conditions that are not anticipated;

•	AXIS’ or PartnerRe’s ability to achieve the synergies and value creation contemplated by the proposed transaction;

•	The ability of either PartnerRe or AXIS to effectively integrate their businesses; and

•	the diversion of management time on transaction-related issues.

     PartnerRe’s forward-looking statements are based on assumptions that PartnerRe believes to be reasonable but that may not prove to be accurate. AXIS’ forward-looking statements are based on assumptions that AXIS believes to be reasonable but that may not prove to be accurate. Neither PartnerRe nor AXIS can guarantee future results, level of activity, performance or achievements. Moreover, neither PartnerRe nor AXIS assumes responsibility for the accuracy and completeness of any of these forward-looking statements. PartnerRe and AXIS assume no obligation to update or revise any forward-looking statements as a result of new information, future events or otherwise, except as may be required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.